Nanometrics Incorporated 1550 Buckeye Drive Milpitas, CA 95035	Tel: 408.545.6000 Fax: 408.232.5910 www.nanometrics.com

March 17, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE

Washington, DC 20549

Attn:	Ms. Angela J. Crane

Mr. Martin James

Mr. Dennis Hult

Re:	Nanometrics Incorporated

Form 10-K for the fiscal year ended December 30, 2006

Filed March 15, 2007

File No. 0-13470

Ladies and Gentlemen:

On behalf of Nanometrics Incorporated (the “Company”), we submit this letter in response to comments from the Staff in its letter dated February 12, 2008 (the “Comment Letter”). Set forth below are the responses to the Comment Letter provided by the Company. For ease of reference, each comment contained in the Comment Letter appears in bold directly above the Company’s corresponding response.

Form 10-Q for the period ended September 29, 2007

Item 2.	Management’s Discussion and Analysis of Financial Condition and results of Operations, page 14

Critical Accounting Policies – Revenue Recognition, page 16

1.	We note that revenue recognition “generally” occurs at the time of shipment when you have met defined customer acceptance experience levels with both the customer and the specific type of equipment.

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Describe the contractual acceptance provisions you have with the customer. Tell us whether the customer has the right to terminate the contract or to demand a refund if the customer-specified condition are not met. We assume that these clauses are legally enforceable. Please advise.

Securities and Exchange Commission

Re: Nanometrics Incorporated

March 17, 2008

Contractual Acceptance Provisions

Our systems provide our customers with measurements and other data that enables them to ensure the quality of their semiconductor manufacturing processes. Our customers choose our systems because of their ability to provide precise measurements with a very limited error rate. As such, during negotiations with our customers, they will often request that our machines perform various measurements accurately and precisely. These requests are either made informally or through a Request for Quotation “RFQ” that accompanies the customer’s purchase order. We only agree to such criteria after we ensure that the customer’s criteria are within Nanometrics’ published operating specifications of our systems. As part of this customer negotiation process, we often test the performance of our systems using customer supplied test wafers to ensure our systems meet customer requirements prior to finalizing the sale. We formalize our understanding of the acceptance criteria through the submission of a quotation. An example of a quotation is provided under separate cover letter to this correspondence. Subsequent to shipment of the system, the customer acknowledges that we have met the specified criteria by accepting our system. The different forms of customer acceptance are described in our response to question 2.

While we sell systems that are within our published operating specifications, we still consider these acceptance provisions to be based on “customer-specified objective criteria” as opposed to “seller-specified objective criteria” as such terms are used in SAB 104 because each customer may want to test a system in its own facilities for a period of time to conclude that the system meets the reliability and precision specifications.

Customer Right to Terminate or Refund

Our arrangements with customers do not provide a general right of return. As noted above, our arrangements for sales of our systems often include customer-specified objective acceptance criteria. Such acceptance provisions allow for each customer to run a variety of tests for different amounts of time for the customer to conclude that our tools meet the reliability and precision specifications as defined in our arrangements with a particular customer. In certain instances, the purchase orders that we receive from our customers allow them to return the machine and receive a full refund if to the system does meet the agreed upon criteria and we are unable to resolve the issue. In other instances, our agreements do not contain such provisions. However, if our tools do not meet the customer-specified objective acceptance criteria within a reasonable period of time, one would presume that the customer could pursue their remedies for breach of contract which may include return of the system, and, in any event, we would probably accept the return of the system.

In practice, if we ship a system to a customer, and the system is not meeting the customer acceptance provisions, we work with the customer to determine and resolve the problem. The acceptance criteria include a variety of provisions to be completed and the customer would not return the product or demand a refund simply because one of many provisions is not completed. We have an operational history of meeting customer acceptance provisions, and machine returns are extremely rare and the likelihood of the customer

Securities and Exchange Commission

Re: Nanometrics Incorporated

March 17, 2008

returning a tool is remote. To the best of my knowledge, we have never been sued by a customer to force us to accept a returned product, nor have we had an instance within current management’s tenure, whereby acceptance provisions could not be achieved.

Notwithstanding the above, for the initial sale to a new customer or of a new system model to an existing customer, we have adopted a policy of recognizing revenue on the earlier of receipt of written customer acceptance or expiration of the contractual acceptance period. For subsequent sales of the same system model to the same customer, revenue recognition occurs at the time title and risk of loss transfer, which usually occurs upon shipment, if we have reliably demonstrated that the product has successfully met the defined customer specified acceptance criteria, and all other recognition criteria have been met.

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Tell us to what extent you are able to duplicate a customer’s specific environment if products are tested prior to shipment. Tell us your consideration of the guidance in Question 1 of SAB Topic 13.A.3b which states, “the deliver criterion would generally be satisfied…unless product performance may reasonably be different under the customer’s testing conditions specified by the acceptance provisions”

We respectfully submit that our revenue recognition policy is as follows:

For product sales to existing customers, revenue recognition occurs at the time title and risk of loss transfer, which usually occurs upon delivery, if we have reliably demonstrated that the product has successfully met the defined customer specified acceptance criteria, and all other recognition criteria have been met. For initial sales of product where we have not previously met the defined customer specified criteria, product revenues are recognized upon the earlier of receipt of written customer acceptance or expiration of the contractual acceptance period. In Japan, where the Company’s contractual terms with the customer specify risk of loss and title transfers upon customer acceptance, revenue is recognized upon receipt of written customer acceptance, provided all other recognition criteria have been met.

Customer-specified objective criteria are outlined in either the purchase order or the customer RFQ. As noted above, prior to acceptance of the customer’s purchase order, we ensure that the customer’s specifications are within our published specifications. This is of high importance for both the customer and Nanometrics so that the customer agrees with the capabilities of the tool they are purchasing and that we can deliver upon their requirements. All of our products are quality control checked prior to shipment to customers to ensure the system operates to our published operating specifications. Our quality control process includes tool set-up and initial run-time within our clean room at our manufacturing facility. We maintain such a clean room for the specific reason of simulating our customer’s work environment. Pre-qualification ensures the machines pass a variety of Nanometrics

Securities and Exchange Commission

Re: Nanometrics Incorporated

March 17, 2008

specifications including temperature control and particle count. The Nanometrics specifications are traceable to the National Institute for Standards Testing (NIST) standards, which is a universally accepted standard within the semiconductor industry. After the tool passes Nanometrics pre-qualification it is delivered to the customer and installed. The features and functionality of the tool at the customer site are the same as was tested in our clean room.

Not withstanding the above testing, we defer revenue until we have reliably demonstrated that we can meet the customer specified acceptance criteria at the customer location for initial shipments to new customers or a new model to existing customers. This serves as our basis for determination that we can reliably demonstrated that any subsequent sales of the same system model, to the same customer, with the same acceptance provisions will meet the defined customer specified acceptance criteria. Therefore, any subsequent sales of same product to the same customer are recognized into revenue at the time title and risk of loss transfers to the customer, which usually occurs upon delivery.

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Also, tell us your consideration of the guidance in Question 2 of SAB Topic 13.A.3b which states, “if an arrangement includes customer acceptance criteria or specifications that cannot be effectively tested before delivery or installation at the customer’s site, the staff believes that revenue recognition should be deferred until it can be demonstrated that the criteria are met”

We acknowledge the guidance in question 2 of SAB Topic 13.A.3b and submit to the Staff that our revenue recognition policy adheres to this guidance. We respectfully submit that our revenue recognition policy is as follows:

For product sales to existing customers, revenue recognition occurs at the time title and risk of loss transfer, which usually occurs upon delivery, if we have reliably demonstrated that the product has successfully met the defined customer specified acceptance criteria, and all other recognition criteria have been met. For initial sales of product where we have not previously met the defined customer specified criteria, product revenues are recognized upon the earlier of receipt of written customer acceptance or expiration of the contractual acceptance period.

Customer-specified objective criteria are outlined in either the purchase order or the customer RFQ. As noted above, prior to acceptance of the customer’s purchase order, we ensure that the customer’s specifications are within our published specifications. This is of high importance for both the customer and Nanometrics so that the customer agrees with the capabilities of the tool they are purchasing and that we can deliver upon their requirements. All of our products are quality control checked prior to shipment to customers to ensure the system operates to our published operating specifications. Our quality control process includes tool set-up and initial run-time within our clean room at our manufacturing facility. We maintain such a clean room for the specific reason of simulating our customer’s work

Securities and Exchange Commission

Re: Nanometrics Incorporated

March 17, 2008

environment. Pre-qualification ensures the machines pass a variety of Nanometrics specifications including temperature control and particle count. The Nanometrics specifications are traceable to the National Institute for Standards Testing (NIST) standards, which is a universally accepted standard within the semiconductor industry. After the tool passes Nanometrics pre-qualification it is delivered to the customer and installed. The features and functionality of the system at the customer site are the same as was tested in our clean room; however, our systems are installed at the customer site and aligned and re-calibrated. Once we have received written customer acceptance of our system from a particular customer, we have exhibited that our system meets customer acceptance criteria at their site, and we have reliably demonstrated that our system operates in the customer’s environment. As a result, any subsequent sales of the same system with the same customer acceptance provisions meet the defined customer specified acceptance criteria, based on our standard pre-qualification testing performed prior to shipment. Therefore, any subsequent sales of same product to the same customer with the same customer specifications are recognized into revenue at the time title and risk of loss transfers to the customer, which usually occurs upon shipment.

•	Describe all remaining installation obligations and explain your reasons for concluding that they are not essential to the functionality of the equipment.

Our customers purchase our tools in accordance with a functional and performance specification. Nanometrics tests each system in accordance with the same specification before shipment and during installation. Installation of our integrated line of products typically takes the equivalent of one technician approximately one to two weeks and our standalone products typical would require three to four weeks to complete. Installation requires the tools to be hooked-up to the various facilities at the customer site such as the power supply, vacuum and compressed dry air lines. Our tools need specified facility requirements to operate properly and such requirements are given to the customer prior to issuance of the purchase order and are incumbent upon the customer to provide. Tools are then integrated with load ports so that wafers can be transported to and from the tool, leveling and alignment of mechanical systems, subsystem checkout, thermal stabilization and calibration are all part of the installation process. In addition, the tool is tested for measurements accurately and within stated precision levels against known measurements on test wafers.

As discussed in Question 2 of SAB Topic 13.A.3c, we believe that our remaining obligation with respect to installation is inconsequential and perfunctory, as we do not have any indicators that the remaining obligation is substantive rather than inconsequential or perfunctory, as follows:

•	We have a demonstrated history of completing the remaining tasks in a timely manner and reliably estimating such costs;

•	The cost or time to perform the remaining obligations for similar contracts historically has not varied significantly from one instance to another;

•	The skills or equipment required to complete the remaining activity are not specialized and are readily available in the marketplace (see below);

•	The period before the remaining obligation will be extinguished is relatively short; and

•	The timing of payment of a portion of the sales price is not coincident with completing performance of the remaining activity.

Securities and Exchange Commission

Re: Nanometrics Incorporated

March 17, 2008

In addition, we have concluded that installation is not essential to the functionality of the equipment as discussed in Question 3 of SAB Topic 13.A.3c due to the following:

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Other companies are available to perform, and have performed, the product installation. Historically, we have periodically used distributors to market and sell our products in various geographical regions. The distributors were responsible for the sales of the product in their region as well as the installation and service. We currently have two distributors in place, one in Taiwan and another in Japan which provide limited distribution of our product and are responsible for installation and service for products they sell. Additionally, our OEM customers have, on occasion, completed the installations of product into the integrated solution for sale to the end customer.

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Installation does not alter the equipment’s capabilities. When the tool leaves the factory, it is a functioning unit. Installation is a matter of connecting the tool into the manufacturing process at the customer’s site which is considered not complex, and it does not alter the tool’s functionality, features, or capabilities.

•	Document how you have met the criteria outlined in SAB 104 to recognize revenue.

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. We only ship product after receipt of a customer purchase order with definitive terms and conditions and a fixed price. For new customers or shipment of a new model to an existing customer, delivery is considered to occur at the time of customer acceptance. Delivery to our existing customers occurs when title and risk of loss has transferred, which is usually on shipment. For our customers in Japan, delivery is considered to have occurred at the time of technical acceptance (see below for clarification), where in addition to customer acceptance, title transfer is memorialized. Our customers tend to be large, well capitalized companies which can afford the large capital investments required to build the fabrication plants for today’s semiconductor production. However, credit limits are established through a process of reviewing the financial history and stability of our customers.

2.	For all other products, we note that you recognize revenue upon “customer acceptance including deemed acceptance”. We also note that in Japan revenue is recognized upon “customer technical acceptance”.

•	Tell us what is meant by “deemed” acceptance and “customer technical” acceptance

•	Explain your client acceptance process and the documents that record the acceptance by the customer. Explain what portion of the contract fee is contingent upon a successful installation.

Securities and Exchange Commission

Re: Nanometrics Incorporated

March 17, 2008

•	Describe the contractual terms entered into with the customer and provide a sample contract for our review.

Deemed Acceptance

In limited instances we have shipped a product to a customer and the purchase order acceptance criterion may be stated as “90 days from shipment or upon written acceptance, whichever is earlier”. Under these circumstances, if the system is for a new customer or is a new model being sold to an existing customer and if the customer has not signed the acceptance form after 90 days from shipment, we deem that such product has been accepted by the customer. We would recognize revenue 90 days after shipment in such instances. In the event there is a known problem with the tool testing results, we would defer revenue recognition until acceptance.

Customer Technical Acceptance

In Japan, where the business environment and practices differ in many ways from the United States, passage of product title occurs upon “customer technical acceptance”. Technical acceptance in Japan is analogous to customer acceptance in United States where the customer signs our acceptance form after installation and the customer acknowledges the tool meets the performance specifications. Technical acceptance is a common business practice and contractual term included in basic contracts with our Japanese customers. We do not consider the delivery of the product to have occurred until title has passed; in Japan title passes to the customer upon Customer Technical Acceptance. We respectfully submit that from our 2007 Form 10-K filed on March 13, 2008, we have clarified our revenue recognition policy regarding acceptance in Japan to no longer refer to customer acceptance as Customer Technical Acceptance.

Client Acceptance Process

For those shipments where we have yet to reliably demonstrate the delivered product meets the customer-specified objective criteria with both the customer and the specific model of equipment, we defer revenue recognition until customer acceptance. The phrase “All other product revenue”, in our September 29, 2007 Form 10-Q revenue recognition policy paragraph one, is in reference to revenue associated with product shipments to first time customers or first model shipments to existing customers. For first time shipments and first model shipments to existing customers, the client acceptance process begins with the installation of the product. Systems are installed in the customer fabrication plant and undergo a test period to ensure the machine is running, at specifications, for a designated amount of time. Each customer will have their own testing criteria but such tests may include such items as measurement performance and precision, throughput capacity and power usage. Upon completion of the test period, the customer signs our acceptance form. The signing date represents that the customer now acknowledges that we have complied with the terms of the purchase order and customer-specified objective criteria, and that the customer is responsible for operating the machine thereafter. An example of an executed client acceptance form is provided under a separate cover letter to this correspondence.

Securities and Exchange Commission

Re: Nanometrics Incorporated

March 17, 2008

The purchase price as reflected in the customer purchase order is not contingent upon a successful installation. However, it is a common business practice of many of our customers to reflect payment terms of 80-90% 30 days after shipment and the remaining 10-20% within 90 days or upon acceptance, whichever is earlier.

Sample Contract

We receive orders from customers on the basis of purchase orders or sales contracts. We will subsequently submit under separate cover with a written request for confidential treatment a purchase order, sales order and related documents for your review of a product sale. Terms of the sale include FOB factory works, and payment terms to be net 30 days. The first tool was shipped on April 30, 2007 and accepted on June 5, 2007. However, because we had installed this model of tool at the customer site previously, revenue was recognized on shipment.

Although, we recognized revenue upon shipment, we have also attached under a separate cover letter with this correspondence the customer acceptance paper work and purchase order in addition to our quotation, invoice and installation certificate.

3.	We note that you have multiple deliverables in some customer arrangements, whereby you sell both repair services and parts together and defer revenue until both repair services and parts are delivered. Please tell us more about these arrangements, specifically if there are any return rights or customer acceptance of the items shipped.

Revenue related to spare parts sales, not related to a service call, is recognized upon shipment and is included as part of service revenue. Service revenue also includes service contracts and non-warranty, billable (time and materials) repairs of systems. Whereas service revenue related to service contracts is recognized ratably over the period under contract, service revenue related to billable repairs of systems not under contract is recognized as services (including parts consumed for the service call) are performed.

There are no acceptance requirements of our part sales, as they are for maintenance and not sold subject to an acceptance criteria. These parts are merely for maintenance to keep the tools running at the original service level. In all future filings, including our 2007 Form 10-K filed on March 13, 2007, we will delete the wording in our revenue recognition footnote in reference to multiple elements arrangements for repair services. However, we have inserted new wording relative to multiple element arrangements for product sales as we often receive orders for multiple systems on a single purchase order. In most cases, all of the requested tools on the purchase order would be shipped within the quarter but on occasion, delivery of certain of these tools would occur in the following quarter. Under these circumstances our policy is to follow the guidance of EITF 00-21 as below:

The guidance in EITF No. 00-21, Revenue Arrangements with Multiple Deliverables, is considered in cases where certain elements of a sales

Securities and Exchange Commission

Re: Nanometrics Incorporated

March 17, 2008

arrangement are not delivered and accepted at the same time. In such cases, the Company defers the relative fair value of the undelivered element until that element is delivered to and accepted by the customer. In order to recognize revenue associated with delivered elements, the following criteria must be met: (a) the delivered item(s) has value to the customer on a standalone basis; (b) there is objective and reliable evidence of the fair value of the undelivered item(s); and (c) delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company. If the arrangement does not meet all the above criteria, the entire amount of the sales contract is deferred until the criteria have been met or all elements have been delivered to the customer. Objective and reliable evidence of the fair value is based on the amounts the Company sells equivalent products or services for on a stand alone basis.

4	Please refer to your response letter dated January 25, 2008. The two deferred transactions the company intends to “net settle”, as you indicated, represent deferred revenue and deferred product cost. These do not appear to represent determinable amounts each of two parties owes the other (paragraph 5.a. FIN 39). Please address your response to the specific conditions for right of offset as defined in FIN 39 explaining why you believe you meet the criteria.

While we believe that FIN 39 does not specifically address deferred revenue and deferred product cost, given the immateriality of amounts in question, we propose to present the deferred revenue at “gross” and the deferred product costs as a separate component of current assets entitled “Inventory – delivered systems” in all future filings including our 2007 Annual Form 10-K, which was filed on March 13, 2008. All prior period balances in the 2007 Annual Form 10-K filing were also immaterial and already conformed with this presentation.

For informational purposes, the amounts of deferred product costs which were netted with the deferred revenue, beginning with our Form 10-Q for the periods ended March 31, 2007 are presented below.

(in thousands)	12/30/06*	3/31/07	6/30/07	9/29/07
Deferred product costs	$4,212	$5,004	$2,397	$476
Total assets	$212,376	$205,835	$211,541	$209,416
Percentage	2.0%	2.4%	1.1%	0.2%

*	As presented in Form 10-Q for the quarter ended March 31, 2007

Based on the above, we believe that such amounts are clearly immaterial to the financial position of the Company for all such reported periods. Accordingly, we respectfully submit that we will report such amounts on a gross basis, starting from the 2007 Annual From 10-K filing as noted above.

Securities and Exchange Commission

Re: Nanometrics Incorporated

March 17, 2008

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (408 545-6112). Thank you for your assistance.

Sincerely,

Gary C. Schaefer
Chief Financial Officer

Encl:

cc:	Aaron Alter, Wilson Sonsini Goodrich & Rosati, P.C.